UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 25, 2006
BHP Billiton Plc
(Translation of registrant’s name into English)
Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 25 September 2006	By:	Karen Wood

	Name:	Karen Wood
	Title:	Group Company Secretary

Chairman’s Office

BHP Billiton Plc
Neathouse Place
London
SW1V 1BH
United Kingdom
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
www.bhpbilliton.com
11 September 2006
Dear Shareholder(s)
In a financial year where our results broke records, our capital management initiatives, including share buy-backs and increased dividends continued to deliver rewards for all shareholders, and with the outlook remaining positive, I have great pleasure in enclosing your Notice for the 2006 Annual General Meeting of BHP Billiton Plc. The meeting will be held on Thursday, 26 October 2006 commencing at 10:30 am (London time) at the Royal Horticultural Halls, Lindley Hall, Elverton Street, London.
You will see from the Notice that your Board is recommending the election of four new Directors: Paul Anderson and Jacques Nasser have joined the Board as non-executive Directors and Marius Kloppers and Chris Lynch have been appointed executive Directors. Each of them bring important skills and experience to the Boardroom and I am delighted that they have accepted invitations to join the Board.
Mike Salamon is retiring from the Board after the Annual General Meeting on 26 October. Mike has worked tirelessly for the Group over many years and we will miss his insightful contributions.
This year your Board is recommending the introduction of a share plan in which all of BHP Billiton’s employees will be entitled, and encouraged, to participate. The plan will give our employees from around the world who have contributed so much to the success of the Group to date, an opportunity to participate in its future success alongside our shareholders.
We are also seeking your approval to change the denomination of the currency used to cap fees paid to Directors, from Australian to US dollars. This will align the shareholder-approved cap with the basis on which fees are set and with the currency we use for all reporting purposes. The change in denomination will result in an increase in the approved amount.
Most of the remaining items of business will be familiar to you including the motion to approve the Group’s Remuneration Report.
This year we are again inviting shareholders who are not able to attend the meeting to lodge questions. A question form for that purpose is attached to your proxy form. We will post the most frequently asked questions on the website, together with answers, and will address as many questions as possible at the meeting.
If you are not able to attend the meeting in person, please complete the enclosed proxy form and return it to us by mail or fax. Alternatively, you may register your proxy appointment and voting instructions electronically via the internet.
Your Directors believe that the proposals set out in the Notice, and described in the Explanatory Notes, are in the best interest of both the Company and its shareholders. We unanimously recommend that you vote in favour of all of the resolutions, as we intend to do in respect of our own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instructions given to us. If we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.
I sincerely hope you are able to join us at the meeting and take advantage of the opportunity to meet and talk with Directors and senior executives.

Yours sincerely

Don Argus
Chairman
A member of the BHP Billiton Group which is headquartered in Australia.
Registered Office: Neathouse Place London SW1V 1BH United Kingdom
Registered in England and Wales, Number 3196209

Notice of Annual General Meeting

Index
Items of Business:	pages 3 to 4
Explanatory Notes:	pages 5 to 14
Voting:	pages 15 to 16
In this Notice, BHP Billiton Plc refers to the company listed in the Official List of the UK Listing Authority whose shares are traded on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Stock Exchange.
Notice is given that the Annual General Meeting of shareholders of BHP Billiton Plc will be held at the Royal Horticultural Halls, Lindley Hall, Elverton Street, London on Thursday, 26 October 2006 at 10.30 am (London time) for the purpose of transacting the following business.

2	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

Items of Business
Items 1 to 22 and 26 to 32 will be proposed as ordinary resolutions. Items 23, 24 and 25 will be proposed as special resolutions.
Financial statements and reports
1.	To receive the financial statements for BHP Billiton Plc for the year ended 30 June 2006, together with the Directors’ Report and the Auditors’ Report as set out in the Annual Report.

2.	To receive the financial statements for BHP Billiton Limited for the year ended 30 June 2006, together with the Directors’ Report and the Auditors’ Report as set out in the Annual Report.
Election of Directors
3.	Mr P M Anderson was appointed a Director by the Board of BHP Billiton Plc with effect from 6 June 2006 and offers himself for election as a Director of BHP Billiton Plc.

4.	Mr P M Anderson was appointed a Director by the Board of BHP Billiton Limited with effect from 6 June 2006 and offers himself for election as a Director of BHP Billiton Limited.

5.	Mr M J Kloppers was appointed a Director by the Board of BHP Billiton Plc with effect from 1 January 2006 and offers himself for election as a Director of BHP Billiton Plc.

6.	Mr M J Kloppers was appointed a Director by the Board of BHP Billiton Limited with effect from 1 January 2006 and offers himself for election as a Director of BHP Billiton Limited.

7.	Mr C J Lynch was appointed a Director by the Board of BHP Billiton Plc with effect from 1 January 2006 and offers himself for election as a Director of BHP Billiton Plc.

8.	Mr C J Lynch was appointed a Director by the Board of BHP Billiton Limited with effect from 1 January 2006 and offers himself for election as a Director of BHP Billiton Limited.

9.	Mr J Nasser was appointed a Director by the Board of BHP Billiton Plc with effect from 6 June 2006 and offers himself for election as a Director of BHP Billiton Plc.

10.	Mr J Nasser was appointed a Director by the Board of BHP Billiton Limited with effect from 6 June 2006 and offers himself for election as a Director of BHP Billiton Limited.

11.	Mr D A Crawford has served on the Board of BHP Billiton Plc for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Plc.

12.	Mr D A Crawford has served on the Board of BHP Billiton Limited for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Limited.
The following Directors retire by rotation and, being eligible, submit themselves for re-election:
13.	Mr D R Argus as a Director of BHP Billiton Plc.

14.	Mr D R Argus as a Director of BHP Billiton Limited.

15.	Dr D C Brink as a Director of BHP Billiton Plc.

16.	Dr D C Brink as a Director of BHP Billiton Limited.

17.	Dr J G S Buchanan as a Director of BHP Billiton Plc.

18.	Dr J G S Buchanan as a Director of BHP Billiton Limited.

19.	Dr J M Schubert as a Director of BHP Billiton Plc.

20.	Dr J M Schubert as a Director of BHP Billiton Limited.
Reappointment of auditor of BHP Billiton Plc
21.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree its remuneration.’
General authority to allot shares in BHP Billiton Plc
22.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the authority and power to allot relevant securities conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association be renewed for the period ending on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2007, and for such period the section 80 amount (under the United Kingdom Companies Act 1985) shall be US$276,686,499.’
Disapplication of pre-emption rights in BHP Billiton Plc
23.	To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the authority and power to allot equity securities for cash conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association be renewed for the period ending on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2007, and for such period the section 89 amount (under the United Kingdom Companies Act 1985) shall be US$61,703,675.00.’
Repurchase of shares in BHP Billiton Plc
24.	To consider and, if thought fit, pass the following resolution as a special resolution:

‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 166 of the United Kingdom Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that:
(a)	the maximum aggregate number of shares hereby authorised to be purchased will be 246,814,700, representing 10 per cent of BHP Billiton Plc’s issued share capital;

(b)	the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;

(c)	the maximum price that may be paid for any share is not more than 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	3

Notice of Annual General Meeting continued
(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the earlier of (i) 25 April 2008, and (ii) the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2007 (provided that BHP Billiton Plc may enter into a contract for the purchase of shares before the expiry of this authority, which would or might be completed wholly or partly after such expiry).’
Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited or one of its subsidiaries
25.	To consider and, if thought fit, pass the following resolutions as special resolutions:
(i)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited or one of its subsidiaries (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) on 31 December 2006.’

(ii)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited or one of its subsidiaries (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) on 31 March 2007.’

(iii)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited or one of its subsidiaries (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) on 15 May 2007.’

(iv)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited or one of its subsidiaries (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) on 30 June 2007.’

(v)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited or one of its subsidiaries (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) on 30 September 2007.’

(vi)	‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited or one of its subsidiaries (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) on 15 November 2007.’
Remuneration Report
26.	To approve the Remuneration Report for the year ended 30 June 2006.
Approval of grants to executive Directors
27.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme (‘GIS’) and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan (‘LTIP’) to executive Director and Chief Executive Officer, Mr C W Goodyear, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.’
28.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the grant of Deferred Shares and Options under the BHP Billiton Plc Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Plc Long Term Incentive Plan to executive Director and Group President Non-Ferrous Materials, Mr M J Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.’
29.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to executive Director and Group President Carbon Steel Materials, Mr C J Lynch, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.’

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on resolutions 27, 28 and 29 by Messrs C W Goodyear, M J Kloppers or C J Lynch or any of their associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.
Approval of BHP Billiton Global Employee Share Plan
30.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the establishment, operation and administration of a:

(a) BHP Billiton Limited Global Employee Share Plan, as described in the Explanatory Notes to this Notice of Meeting, be approved; and

(b) BHP Billiton Plc Global Employee Share Plan, as described in the Explanatory Notes to this Notice of Meeting, be approved.’

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on resolution 30 by an executive Director or an associate of an executive Director, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.
Change to maximum aggregate remuneration paid to non-executive Directors in any year
31.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the maximum aggregate remuneration which may be paid by BHP Billiton Plc to all the non-executive Directors in any year together with the remuneration paid to those non-executive Directors by BHP Billiton Limited be changed from A$3,000,000 to US$3,000,000 and that this increase be approved for all purposes, including for the purposes of Article 76 of the Articles of Association of BHP Billiton Plc and ASX Listing Rule 10.17.’
32.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the maximum aggregate remuneration which may be paid by BHP Billiton Limited to all the non-executive Directors in any year together with the remuneration paid to those non-executive Directors by BHP Billiton Plc be changed from A$3,000,000 to US$3,000,000 and that this increase be approved for all purposes, including for the purposes of Rule 76 of the Constitution of BHP Billiton Limited and ASX Listing Rule 10.17.’

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on resolutions 31 and 32 by a Director or an associate of a Director, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

4	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

Explanatory Notes
Voting arrangements under the Dual Listed Companies structure
Because BHP Billiton Plc and BHP Billiton Limited have retained their status as separate companies, two Annual General Meetings will be held – that of BHP Billiton Plc in London on 26 October 2006 and that of BHP Billiton Limited in Brisbane on 29 November 2006.
The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Significant matters are identified in the merger agreements.
Where a significant matter affects the shareholders of each Company in similar ways it is called a joint electorate matter.
At the Annual General Meetings this year, all items of business are joint electorate matters.
The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.
Voting on joint electorate actions works as follows:
•	if you vote at the meeting of BHP Billiton Plc (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the Annual General Meeting of BHP Billiton Limited;

•	shareholders of BHP Billiton Limited who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Plc; and

•	a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority. In the case of an ordinary resolution, the majority is 50 per cent of the votes cast and, in the case of a special resolution, it is 75 per cent of the votes cast.
The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges as soon as they are known.
Business
Explanatory notes on the items of business to be considered at the meeting follow.
Items 1 and 2 – Financial statements and reports
The law in England and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements), Directors’ Report, Auditors’ Report and the Remuneration Report for the year.
In accordance with the Group’s approach to corporate governance, shareholders in each Company are being asked to receive the reports and accounts of both companies. Shareholders will have received a copy of the BHP Billiton Plc or BHP Billiton Limited Annual Report or Annual Review in accordance with their election.
The Annual Reports and Annual Review are available on the website at www.bhpbilliton.com. Alternatively, shareholders can request copies by telephoning 44 (0) 870 889 3148 (United Kingdom) or 27 (0) 11 370 5240 (South Africa).
Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see the previous section on voting arrangements for an explanation). Shareholders of both companies must therefore vote on these items and they must be passed as ordinary resolutions.
Items 3 to 20 – Election of Directors
The merger agreements require the Boards of BHP Billiton Plc and BHP Billiton Limited to be identical. Mr P M Anderson, Mr M J Kloppers, Mr C J Lynch and Mr J Nasser are seeking election by shareholders to both Boards (the ‘Board’), having been appointed Directors during the year. Mr D R Argus, Dr D C Brink, Dr J G S Buchanan and Dr J M Schubert are retiring from the Board by rotation and it is proposed that they be reappointed.
Mr M Salamon has also indicated that he will retire from the Board with effect from the conclusion of the Annual General Meeting of BHP Billiton Plc on 26 October 2006. He is not seeking re-election.
The Board has also determined that after a non-executive Director has served on the Board for nine years from the date of their first election, that Director will stand for annual election from the first Annual General Meeting after the expiration of their current term. Accordingly, Mr D A Crawford is retiring from the Board and it is proposed that he be reappointed.
The Nomination Committee of the Board has conducted an assessment of the performance of each of the retiring non-executive Directors, Mr D R Argus, Dr D C Brink, Dr J G S Buchanan, Mr D A Crawford and Dr J M Schubert. The Committee has also reviewed the skills, knowledge and experience represented on the Board. Having conducted those assessments and that review, the Board recommends to shareholders the re-election of the retiring Directors and the election of Mr P M Anderson, Mr M J Kloppers, Mr C J Lynch and Mr J Nasser.
The performance assessments were designed to measure the effectiveness of each of the non-executive Directors. Mr P M Anderson, Mr J Nasser and each of the retiring non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. Mr M J Kloppers is the Group President Non-Ferrous Materials and Mr C J Lynch is the Group President Carbon Steel Materials and, as executive Directors, are not considered independent. The Annual Report contains further information on the independence of Directors in section 4.3 of the Corporate Governance Statement.
The election of Directors to the Board is considered a significant matter and is therefore a joint electorate action. Shareholders are requested to approve the re-election of Directors to each Board.
If a Director is re-elected to one Board and not the other then that Director will not be appointed to either Board.
The resolutions to appoint these Directors must each be passed separately as ordinary resolutions.
The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4.2 of the Corporate Governance Statement, which forms part of the Annual Report.

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	5

Explanatory Notes continued
Paul Anderson
B S (Mech Eng), MBA, 61
Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He was appointed a non-executive Director of BHP Billiton Plc and BHP Billiton Limited on 26 April 2006 with effect from 6 June 2006. He was the CEO and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Plc and BHP Billiton Limited from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Plc and BHP Billiton Limited from July to November 2002. He is Chairman of the Board of Duke Energy Corporation and has more than 20 years’ experience at Duke Energy and its predecessors. He is also a Director of Qantas Airways Limited, a former Director of Temple Inland Inc. and a former Director of Fluor Corporation. He is also a member of the US President’s Council of Advisors on Science and Technology and is a member of BHP Billiton’s Sustainability Committee. The Board has concluded that Mr Anderson is independent. An explanation of the Board’s reasoning in assessing Mr Anderson’s independence is set out in section 4.3 of the Corporate Governance Statement, which forms part of the Annual Report.
The Board believes that Mr Anderson’s extensive background in natural resources and energy, and deep understanding of the strategy behind the Group’s success brings great value to the Board.
Mr Anderson says: ‘I believe that companies should be managed for the benefit of long-term investors. This requires a sustainable strategy which effectively balances the interests of investors, customers, communities and employees. My prior experience at BHP Billiton combined with experience at other global companies provides a useful perspective for considering issues which will come before the Board.’
The Board recommends the election of Mr Anderson.
Don Argus
AO, SF Fin, FCPA, 68
Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of National Australia Bank Limited. He has been a Director of BHP Billiton Limited since November 1996 and Chairman since April 1999. He is the Chairman of Brambles Industries Ltd and Brambles Industries Plc, a Director of Australian Foundation Investment Company Ltd, a former Director of Southcorp Limited, a member of the International Advisory Council of Allianz Aktiengesellschaft and the International Advisory Committee to the New York Stock Exchange Board of Directors. He is the Chairman of BHP Billiton’s Nomination Committee.
The Nomination Committee, in the absence of Mr Argus, conducted a review of Mr Argus’ performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Mr Argus by Dr Schubert. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Argus as a candidate for re-election.
Mr Argus says: ‘As a Director and shareholder I am convinced that the two basic drivers of value creation are profitability and growth, and that the success of BHP Billiton is as a result of the strategies set by the Board and management to achieve both drivers working.
‘In my role as Chairman of the Board, I will continue to pursue these objectives in the interests of all stakeholders and to ensure that we all contribute to the ‘tone at the top’ so that our culture and values define our relationships not only with our investors, but with all stakeholders including our employees, customers, suppliers, governments and host communities.’
The Board recommends the re-election of Mr Argus.

6	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

David Brink
MSc Eng (Mining), D Com (hc), 67
David Brink brings considerable mining and management experience to the Group. He has over 20 years’ experience in the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate. He has been a Director of BHP Billiton Plc since June 1997. He is the Chairman of Unitrans Limited, Deputy Chairman of ABSA Bank Limited and ABSA Group Limited, a Director of Sappi Limited and Vice President of the South African Institute of Directors. He is the Chairman of BHP Billiton’s Sustainability Committee and a member of the Risk and Audit Committee.
The Nomination Committee conducted a review of Dr Brink’s performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Dr Brink by the Chairman. On the basis of that review the Nomination Committee recommended and the Board endorsed Dr Brink as a candidate for re-election.
Dr Brink says: ‘I subscribe wholeheartedly to the BHP Billiton Charter, which describes how we will grow and prosper in our chosen fields of activity by being true to our values of integrity and performance whilst accommodating the needs and expectations of our stakeholders.
‘My experience as a manager, CEO, director and chairman of heavy construction, mining and financial companies provides me with insights into and an understanding of the dynamics of BHP Billiton’s business, thereby enabling a contribution at Board level in our quest towards sustainable growth for our enterprise in a healthy environment for our people and our neighbours.’
The Board recommends the re-election of Dr Brink.
John Buchanan
BSc, MSc (Hons 1), PhD, 63
John Buchanan has had a wide international business career gained in large and complex international companies. He has substantial experience in the petroleum industry and knowledge of the United Kingdom and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since February 2003. He is the Chairman of Smith&Nephew Plc, a Director of AstraZeneca Plc, the Senior Independent Director and Deputy Chairman of Vodafone Group and a former Director of Boots Plc. He is the Senior Independent Director of BHP Billiton Plc, the Chairman of BHP Billiton’s Remuneration Committee and a member of the Nomination Committee.
The Nomination Committee, in the absence of Dr Buchanan, conducted a review of Dr Buchanan’s performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Dr Buchanan by the Chairman. On the basis of that review the Nomination Committee recommended, and the Board endorsed Dr Buchanan as a candidate for re-election.
Dr Buchanan says: ‘High performance companies reward shareholders while meeting the needs of customers, employees and the communities in which they operate, always with high governance standards. Independent Directors, sharing wide ranging experiences, contribute to strategy development and performance goals with appropriate support and challenges to management.
‘My experiences as an executive Director, as well as a non-executive Director on various global boards, provide a useful base from which to contribute to the progress of BHP Billiton. Dealing with the investor community as the CFO of a major resources company has provided additional background for my role as the London-based Senior Independent Director of BHP Billiton Plc.’
The Board recommends the re-election of Dr Buchanan.

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	7

Explanatory Notes continued
David Crawford
BComm, LLB, FCA, FCPA, FAICD, 62
David Crawford has extensive experience in risk management and business reorganisation, having acted as a consultant, scheme manager, receiver and manager or liquidator to large and complex groups of companies. He has been a Director of BHP Billiton Limited since May 1994. He is a former Australian National Chairman of KPMG, Chartered Accountants. He is Chairman of Lend Lease Corporation Limited and a Director of Foster’s Group Limited and Westpac Banking Corporation.
The Nomination Committee conducted a review of Mr Crawford’s performance as a Director of the Group. All Directors contributed to that review, with feedback provided to Mr Crawford by the Chairman. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Crawford as a candidate for re-election.
In recommending the re-election of Mr Crawford the Nomination Committee and the Board took into account the fact that Mr Crawford has served on the Board for 12 years. Under the terms of the policy adopted by the Board requiring Directors who have served for a period of nine years since the date of their first election to stand for annual election, Mr Crawford is required to seek re-election at each Annual General Meeting for the remainder of his tenure.
The Board is satisfied that Mr Crawford’s tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board and to the work of the Risk and Audit Committee.
In recommending Mr Crawford for re-election the Board also took into account Mr Crawford’s former association with KPMG, details of which are set out in section 4.3 of the Corporate Governance Statement, which forms part of the Annual Report. Mr Crawford resigned as a partner and Australian National Chairman of KPMG in June 2001 and has no ongoing relationship with KPMG. Therefore, the Board does not consider Mr Crawford’s independence to be compromised.
Mr Crawford says: ‘The creation of long-term shareholder value requires the adoption and implementation of a sustainable strategy taking account of the interests of relevant stakeholders. To effect this in an increasingly complex economic and regulatory environment demands that good corporate governance is implemented at all levels.
‘My experience in working with a number of multi-national companies in a variety of industries allows me to provide relevant input into the Board’s deliberations on matters of strategic and operational performance of BHP Billiton.’
The Board recommends the re-election of Mr Crawford.
Marius Kloppers
BE (Chem), MBA, PhD (Materials Science), 44
Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. He joined the Group in 1993 and was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium. He was appointed a Director of BHP Billiton Plc and BHP Billiton Limited and Group President Non-Ferrous Materials in January 2006.
Mr Kloppers’ performance as an executive was reviewed by the Chief Executive Officer according to the key performance indicators set out in section 3 of the Remuneration Report, which forms part of the Annual Report. The outcomes of that review are also contained in that Report. The Board believes that Mr Kloppers’ deep understanding of the Group’s operations and activities brings great value to the Board.
Mr Kloppers says: ‘Enhancing the Company’s reputation will enable it to better translate the unique set of opportunities that the currently buoyant market for resources creates into long-term sustainable shareholder value.
‘Board members play a key role in ensuring that all management actions are consistent with this objective. An ongoing focus is required to ensure that the values espoused in the Company’s Charter are embedded in every action.’
The Board recommends the election of Mr Kloppers.

8	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

Chris Lynch
BComm, MBA, FCPA, 52
Chris Lynch has extensive experience in finance and knowledge of the mining industry. He joined the Group as Chief Financial Officer of the Minerals Group in 2000 and was appointed Chief Financial Officer in September 2001 and Group President Carbon Steel Materials in April 2006. Prior to that, he held various positions at Alcoa, including Vice President and Chief Information Officer for Alcoa Inc and Chief Financial Officer, Alcoa Europe. He was appointed a Director of BHP Billiton Plc and BHP Billiton Limited in January 2006 and Group President Carbon Steel Materials in April 2006.
Mr Lynch’s performance as an executive was reviewed by the Chief Executive Officer according to the key performance indicators set out in section 3 of the Remuneration Report, which forms part of the Annual Report. The outcomes of that review are also contained in that Report. The Board believes that Mr Lynch’s extensive experience in finance and the mining industry brings significant value to the Board.
Mr Lynch says: ‘BHP Billiton is uniquely placed to deliver long-term shareholder value by being part of the ongoing success of its customers and the communities in which it operates.
‘It is incumbent on Directors to ensure that management delivers not only on the current strong opportunity, but also that future growth options are generated.
‘All of the above must be completed in accordance with our Charter values and good governance standards to ensure that BHP Billiton is welcomed as a first-class corporate citizen wherever it operates.’
The Board recommends the election of Mr Lynch.
Jacques Nasser
AO, BBus, Hon DT, 58
Jacques Nasser has more than 30 years’ experience in large-scale global businesses. Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the United States, he served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He was appointed a non-executive Director of BHP Billiton Plc and BHP Billiton Limited on 26 April 2006 with effect from 6 June 2006. He is a Director of British Sky Broadcasting Ltd, Brambles Industries Limited and Brambles Industries Plc and Quintiles Transnational Corporation. He is a partner of One Equity Partners and a member of the International Advisory Council of Allianz Aktiengesellschaft. He is a former Chairman of Polaroid Corporation and a member of BHP Billiton’s Risk and Audit Committee.
The Board believes that Mr Nasser’s significant experience in large-scale global business is of great value to the Board.
Mr Nasser says: ‘In my view, the primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of capital, financial or otherwise, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers.
‘My global experience as a CEO, board member and private equity investor in a variety of industries and business environments has provided me with the background to contribute to the BHP Billiton team.’
The Board recommends the election of Mr Nasser.

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	9

Explanatory Notes continued
John Schubert
BC Eng, PhD (Chem Eng), FIEAust, FTSE, 63
John Schubert has considerable experience in the international oil industry including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. He has been a Director of BHP Billiton Limited since June 2000. He is the Chairman of Commonwealth Bank of Australia, a Director of Qantas Airways Limited and Chairman of G2 Therapies Limited. He is a former Director of Hanson Plc and former Chairman of Worley Parsons Limited. Dr Schubert is a member of the Nomination and Sustainability Committees of BHP Billiton.
The Nomination Committee, in the absence of Dr Schubert, conducted a review of Dr Schubert’s performance as a Director of the Group. All Directors contributed to that review, with feedback being provided to Dr Schubert by the Chairman. On the basis of that review the Nomination Committee recommended and the Board endorsed Dr Schubert as a candidate for re-election.
Dr Schubert says: ‘I believe that long-term shareholder value requires excellent governance, open communications, impeccable business values, superior strategy and implementation and, most importantly, outstanding people. In the end it is the quality of people that makes the difference and is the source of enduring competitive advantage. Safety must come first, and the Company must always take into account the requirements of governments, communities and the environment if long-term value is to be created and not put at risk.
‘My experience at CEO and board level in companies based and with operations in Australia, Europe, Asia and the Americas provides a background from which to make input to the Board across the range of its deliberations.’
The Board recommends the re-election of Dr Schubert.
Item 21 – Reappointment of auditor of BHP Billiton Plc
The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or authorise a company’s directors to do so.
KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors.
The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
This item is regarded as a significant matter and is therefore a joint electorate action. Shareholders of both BHP Billiton Plc and BHP Billiton Limited must therefore vote on it and it must be passed as an ordinary resolution.
Item 22 – General authority to allot shares in BHP Billiton Plc
Under English law a company must obtain shareholder consent before it can make an allotment of unissued shares.
The companies may be required to allot unissued shares to employees participating in the Group Incentive Schemes and other legacy employee share schemes. From time to time, the companies also consider the allotment of unissued shares to finance business opportunities.
Shareholders are again being asked to consent to BHP Billiton Plc allotting unissued shares, up to a designated limit, for a further year.
Under English law and the Articles of Association of BHP Billiton Plc shareholders may authorise Directors to allot shares for a period of up to five years. However, as previously indicated to shareholders, the Board intends to continue to seek shareholder approval for this matter on an annual basis, as it is doing in resolution 22.
The proposed limit is US$276,686,499 in nominal amount, representing 553,372,998 shares of US$0.50 each, being 22.62 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares) as at the date of this Notice. This limit accords with corporate governance practice in the United Kingdom, being the difference between the issued and authorised share capital of BHP Billiton Plc.
While the limit exceeds the number of shares that could be allotted under the employee share schemes, it is being proposed to ensure that, should a business opportunity arise during the course of the year, the Directors have the capacity to finance that opportunity through the allotment of unissued shares up to the limit set. There are currently no business opportunities under consideration that would be financed in this way and the Board has no present intention to use this authority, which will expire at the conclusion of the BHP Billiton Annual General Meetings in 2007.
There were no allotments of unissued shares made under the approval granted by shareholders at the 2005 Annual General Meetings.
As at the date of this Notice of Meeting, BHP Billiton Plc holds 21,520,000 treasury shares being 0.88 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares) as at the date of this Notice.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.
Item 23 – Disapplication of pre-emption rights in BHP Billiton Plc
Before Directors can allot unissued shares wholly for cash, English law requires Directors to offer those unissued shares to existing holders first, in proportion to their holdings.
The Listing Rules of the Australian Stock Exchange (‘ASX’) permit Directors to allot unissued shares in BHP Billiton Limited without

10	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

shareholder approval up to a maximum number equivalent to approximately 15 per cent of the issued capital of the company prior to the allotment.
To enable the allotment of unissued shares wholly for cash for the reasons outlined in the notes to item 22 above and the sale of shares for cash out of treasury, Directors are asking shareholders to suspend the application of section 89 of the United Kingdom Companies Act 1985 up to a limit of 123,407,350 shares. This number is equivalent to 5 per cent of the issued ordinary capital of BHP Billiton Plc (including any shares held in treasury) as at the date of this Notice.
Since there were no allotments of unissued shares made in the past year, the Directors did not act under the equivalent authority granted by the shareholders at the 2005 Annual General Meetings.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as a special resolution.
Item 24 – Repurchase of shares in BHP Billiton Plc
Authority was given to the Directors at the 2005 Annual General Meetings to make market purchases (within the meaning of section 163(3) of the United Kingdom Companies Act 1985) of ordinary shares in the capital of BHP Billiton Plc subject to certain conditions, such authority to expire on the date of the BHP Billiton Limited Annual General Meeting on 29 November 2006. To date, 21,520,000 shares have been purchased by BHP Billiton Plc and are held as treasury shares.
Resolution 24 seeks to renew that authority for a further period, expiring on the earlier of (i) 25 April 2008 and (ii) the later of the BHP Billiton Annual General Meetings in 2007. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 246,814,700 ordinary shares, which represents less than 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
The Directors believe that the authority to repurchase ordinary shares could be exercised in the future, in particular through on-market buy-backs of shares in BHP Billiton Plc on an opportunistic basis.
As at the date of this Notice of Meeting, there were options and other awards under employee share plans outstanding to subscribe for 8,041,957 shares in BHP Billiton Plc which, if exercised in full, would represent 0.33 per cent of the issued share capital at such date. If the authority to buy back shares under resolution 24 was exercised in full, such options or other awards would, on exercise, represent 0.36 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.
The authority conferred by resolution 24 will only be exercised after considering the effects on earnings per share and the benefits for shareholders generally.
The United Kingdom Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the ‘Regulations’) enable companies in the United Kingdom to hold any of their own shares they have purchased as treasury stock with a view to possible resale at a future date, rather than cancelling them. To date, 21,520,000 shares have been purchased by BHP Billiton Plc during the period and are held as treasury shares. The Directors are entitled to hold those shares in treasury, provided that the number of shares held in treasury at any one time does not exceed 10 per cent of BHP Billiton Plc’s nominal issued share capital. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.
Item 25 – Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited or one of its subsidiaries
As part of the capital return to shareholders of US$3.0 billion through a series of share buy-backs that was announced on 23 August 2006 by BHP Billiton, it is proposed that BHP Billiton Limited or a subsidiary of BHP Billiton Limited (within the meaning of section 736(1) of the United Kingdom Companies Act 1985) could purchase shares in BHP Billiton Plc on-market.
This method of purchasing shares in BHP Billiton Plc will not have any different impact on the Group’s cash, gearing or interest levels than a buy-back of their own shares by either BHP Billiton Plc or BHP Billiton Limited. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of ‘buy-back’ may be an attractive option in terms of the Group’s capital management.
In accordance with the merger agreements between the two companies, neither BHP Billiton Limited nor any of its subsidiaries would exercise any voting rights attached to any such BHP Billiton Plc shares that they may acquire. It is possible that BHP Billiton Limited will or will procure that its subsidiary will waive all right to receive dividends on any such shares.
The Board has further decided that, as part of the capital management programme, consideration be given to the desirability for those BHP Billiton Plc shares purchased by BHP Billiton Limited or one of its subsidiaries to be cancelled. No consideration would be paid by BHP Billiton Plc in respect of any such cancellation.
Subject to the passing of the relevant resolutions by shareholders, and to the extent that BHP Billiton Plc secures subsequent confirmation of any such cancellation by the court, BHP Billiton Plc may cancel all its ordinary shares that are held by BHP Billiton Limited or one of its subsidiaries on 31 December 2006, 31 March 2007, 15 May 2007, 30 June 2007, 30 September 2007 or 15 November 2007 by means of court-approved reductions of capital.
Under the United Kingdom Companies Act 1985, a company may reduce its share capital (including by way of a cancellation of its shares) provided the reduction is approved by a special resolution of its shareholders in a general meeting and is confirmed by the court. If the resolutions to be proposed at the Annual General Meetings are passed by shareholders, an application can then be made to the court for confirmation of any such cancellation.
In confirming any particular cancellation, the court will require protection for the creditors of BHP Billiton Plc and BHP Billiton Limited whose debts (including contingent debts) remain outstanding at the date on which that cancellation becomes effective and whose consent has not already been given to the cancellation. BHP Billiton would not seek the consent of such creditors, but would instead credit the reserves arising as a result of that cancellation to a special reserve in the accounts of BHP Billiton Plc. This special reserve would not be distributable to shareholders until such time as all of the creditors whose debts were outstanding at the date on which that cancellation became effective have been paid in full.
Any such cancellation will only take effect upon registration by the United Kingdom Registrar of Companies of the court order confirming that cancellation.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a series of special resolutions.
Item 26 – Remuneration Report
The Annual Report for the year ended 30 June 2006 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for executive Directors, non-executive Directors and Key Management Personnel.

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	11

Explanatory Notes continued
This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Report is set out on pages 113 to 129 of the Annual Report and can also be found on the BHP Billiton website at www.bhpbilliton.com.
The law in England and Australia makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed.
Notwithstanding the legislative effect of this requirement, the Board has determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy.
This item is regarded as a significant matter and is therefore a joint electorate action.
Items 27 to 29 – Approval of grants to executive Directors
It is proposed that Mr C W Goodyear, Mr M J Kloppers and Mr C J Lynch, each of whom is an executive Director of BHP Billiton Plc and BHP Billiton Limited, be awarded securities under the Group Incentive Scheme and the Long Term Incentive Plan. Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Specific approval is not required for the issue of BHP Billiton Plc securities to Directors where the scheme has been approved by shareholders, but approval is nonetheless being sought on a voluntary basis. In addition, shareholder approval is being sought for the purposes of ASX Listing Rule 7.1, so that these securities will not be included in the calculation of the 15 per cent limit on the issue of new securities that can be made by BHP Billiton Limited during the next 12 months.
ASX Listing Rules 7.3 and 10.15 require this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares that may be granted to the executive Directors under the terms of the GIS and the LTIP.
(a)	The maximum number of Deferred Shares or Options that may be acquired by the executive Directors under the GIS, and the maximum number of Performance Shares that may be acquired by the executive Directors under the LTIP, in respect of which approval is sought, is as follows:

Director	Award under GIS	Award under LTIP
Mr C W Goodyear	66,183 Deferred Shares/264,734 Options	600,000 Performance Shares
Mr M J Kloppers	40,879 Deferred Shares/ 163,516 Options	225,000 Performance Shares
Mr C J Lynch	35,912 Deferred Shares/143,644 Options	225,000 Performance Shares
The maximum number of Deferred Shares or Options outlined above is based on the executive Directors receiving a bonus amount under the GIS for their performance over the year ended 30 June 2006. The maximum bonus amount is determined according to the formula that forms part of the GIS rules approved by shareholders at the 2004 Annual General Meetings. Information on the GIS is set out in section 2.3 of the Remuneration Report, which forms part of the Annual Report, and the GIS rules can be found on the BHP Billiton website at www.bhpbilliton.com.

The maximum number of Deferred Shares or Options specified above is also based on the annual salary of the relevant executive Director at 30 June 2006, assumed exchange rates of A$1.338 and £0.5627 to US$1.00 and an assumed share price at the date of grant of A$23.71 for BHP Billiton Limited shares and £9.33 for BHP Billiton Plc shares, being the average exchange rates and share prices for the 12 months to 30 June 2006. It also assumes under the Black-Scholes pricing model that each Option is valued at 25 per cent of a share.

The actual number of Deferred Shares or Options awarded will be dependent upon the exchange rate and the share price at the time of the award as well as the elections that the executive Directors make as to whether to receive Options as an alternative to Deferred Shares.

The number of Performance Shares outlined above has been determined by the Remuneration Committee, taking into account the limits contained in the LTIP.

(b)	There is no cost to the executive Directors on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award date. The capital raised through Options will be used as part of the working capital of the Group.

(c)	The names of the Directors or associates of the Directors who received securities under the GIS and the LTIP pursuant to shareholder approval at the 2005 Annual General Meetings and the number of securities received (none of which had an acquisition price) are:

Awards under the GIS and the LTIP
	Deferred		Performance
Director	Shares	Options	Shares
Mr C W Goodyear	76,569	0	600,000
Mr M Salamon	73,743	0	300,000
(d)	The names of all Directors and their associates entitled to participate in the GIS and LTIP in 2006 are Mr C W Goodyear, Mr M J Kloppers and Mr C J Lynch.

(e)	In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up to 28 February 2007. Underlying shares may be issued as a result of the exercise or award of the (i) Deferred Shares and Options from August 2008 to August 2011 and (ii) Performance Shares from August 2011 to August 2016.
These items are regarded as significant matters and must therefore be considered as joint electorate actions. They must be passed as ordinary resolutions.
Item 30 – Approval of BHP Billiton Global Employee Share Plan
This resolution proposes the introduction of a new global employee share plan by BHP Billiton Plc and BHP Billiton Limited (collectively, the ‘Group’).
Reasons for establishment of the Global Employee Share Plan
The Global Employee Share Plan is designed to provide employees with the opportunity to participate in the long-term success of the Group in the same way as our shareholders. Employees who buy shares (at the full market price) will have those shares matched by a grant from the Company, providing the shares they have bought are retained for a minimum period of time and the employee remains in our employment for that same period.
The Board strongly supports the introduction of the plan as a means of rewarding those many employees who have contributed to the success of the Group to date and in whose hands our future success rests.
Summary of terms
A summary of the terms of the proposed Global Employee Share Plan is set out below.(1) The terms of the Plan will be the same for all employees of the Group, except where differences are required under the laws or practice of the country in which an employee resides or is employed.

(1)	The terms summarised generally apply to all employees. However, the GESP rules provide for the Board to adopt special rules to apply in specific jurisdictions where the application of the general rules would breach local laws or impose unreasonable cost or administration.

12	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

Key question	Summary of relevant terms of Global Employee Share Plan (GESP) (1)

Which employees are eligible to participate in the GESP?	All permanent full-time and part-time employees of any Group company, including the executive Directors of BHP Billiton Plc and BHP Billiton Limited, are eligible to participate.

Non-executive Directors of BHP Billiton Plc and BHP Billiton Limited may not participate in the GESP.

Will all eligible participants receive the same offer?	Yes. All eligible participants will receive the same offer except where differences are required under the laws or practice of the country in which an employee resides or is employed.

Is there a limit on the number of shares that participants may purchase?	Yes. The Board will have discretion to set an annual limit on the value of shares that participants may purchase under the GESP (not exceeding US$10,000). For the first year in which offers are made, employees may purchase up to US$5,000 of ordinary shares in BHP Billiton Limited or BHP Billiton Plc (‘Acquired Shares’).

What is the purchase price for the Acquired Shares?	The Acquired Shares will be purchased periodically at the prevailing market price.

How does a participant pay for the Acquired Shares?	Participants must pay for their Acquired Shares using their own funds.

How does a participant become entitled to the free shares (‘Matched Shares’)?	To receive free shares (‘Matched Shares’) an employee must meet two tests. They must (1) hold the Acquired Shares for a minimum period of time and (2) still be employed at the end of that time (‘Matching Conditions’).

For offers made in the first year of the GESP’s operation, participants will be entitled to receive a maximum of one free Matched Share for every Acquired Share they continue to hold at the end of three years. The Board may determine another ratio (not exceeding 1:1) at which Matched Shares may be awarded in relation to future offers.

In certain circumstances, such as a corporate merger or a takeover bid being launched for the Group, or where an employee transfers their employment between BHP Billiton Plc or BHP Billiton Limited controlled entities, the Board may award some or all of the Matched Shares before the end of the three-year period.

Does the GESP make provision for the allocation of Matched Shares to ‘Good Leavers’?	Yes. Generally, participants who cease to be employed prior to satisfying the Matching Conditions will lose all entitlements to receive Matched Shares. However, the GESP rules include provision for the Board to determine to award some or all of the Matched Shares where a participant ceases employment in circumstances approved by the Board, such as due to death, total and permanent disability or bona fide redundancy (a ‘Good Leaver’).

The Good Leaver provisions will operate in a manner determined by the Board. In general, Good Leavers will be allocated Matched Shares on a pro rata basis. The Board considers it advantageous that the GESP provides flexibility to make provision for Good Leavers.

What are the terms of the Acquired Shares and the Matched Shares?	Because the Acquired Shares are purchased by the employee from their own funds at the prevailing market price, those shares have all the same entitlements as other ordinary shares purchased in this way. Participants will be entitled to direct the manner in which their Acquired Shares are voted, to receive all dividends and to participate in any capital reorganisations from the date the Acquired Shares are purchased by the participant.

However, participants will only become entitled to vote, receive dividends and participate in any capital reorganisations in relation to Matched Shares after those Matched Shares have been awarded to the participant.

Are there any restrictions on a participant’s ability to deal with Acquired Shares and Matched Shares?	No. However, if a participant disposes of all or any of their Acquired Shares before the end of the applicable qualification period, they will lose the right to receive Matched Shares in relation to the Acquired Shares they have sold.

Participants must also observe the Group’s Securities Dealing Code in relation to the purchase or sale of any Acquired Shares or Matched Shares.

How will shares obtained under the GESP be held?	The GESP may operate with an Employee Share Ownership Plan trust (‘Plan Trust’). A Plan Trust may be established at any time without the need for shareholder or participant approval. If such a trust is established, it may be used to hold Acquired Shares and/or Matched Shares and the Group may settle funds on the trust so that the trustee can either acquire shares ‘on-market’ or subscribe for new shares from the relevant Company to satisfy an obligation to deliver Matched Shares. The trustee may then transfer any shares it holds under the trust to a participant in satisfaction of their entitlement to receive Matched Shares.

(1)	The terms summarised generally apply to all employees. However, the GESP rules provide for the Board to adopt special rules to apply in specific jurisdictions where the application of the general rules would breach local laws or impose unreasonable cost or administration.

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	13

Explanatory Notes continued

Key question	Summary of relevant terms of Global Employee Share Plan (GESP) (1)

Are awards under the GESP pensionable in the UK?	No. Awards under the GESP are not pensionable for the purposes of the Group’s UK pension schemes.

How can the GESP be amended?	The Board may amend the GESP. However, the Board may not:
• without the consent of the participants – amend any restriction or other condition relating to shares under the GESP that reduces the rights of participants; and
• without the consent of shareholders in general meeting – make any amendment that is to the advantage of the participants with respect to:
– eligibility under the GESP
– the maximum value of Acquired Shares that a participant may purchase under the GESP
– the maximum ratio of Matched Shares to Acquired Shares that may be awarded to a participant
– the limitation on the number or amount of securities that may be issued under the GESP
– the basis for determining participants’ entitlement to shares, and the terms of shares to be provided
– adjustment of participants’ entitlement to shares and the terms of shares to be provided if there is any capitalisation issue or other variation of capital.

These restrictions do not apply for minor amendments to benefit the administration of the GESP, take account of any change in legislation or maintain favourable tax, exchange control or regulatory treatment.

Is there any limit on the number of new shares that may be issued under the GESP and any other BHP Billiton employee share plan?	Yes. The number of new shares that may be issued under the GESP, together with the number of shares previously issued under any other employee share plan of the Group in the previous 10-year period, may not exceed 10 per cent of the combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited immediately before that day.

(1)	The terms summarised generally apply to all employees. However, the GESP rules provide for the Board to adopt special rules to apply in specific jurisdictions where the application of the general rules would breach local laws or impose unreasonable cost or administration.
A copy of the Global Employee Share Plan Rules is available on the Group’s website at www.bhpbilliton.com. Copies of the Rules are also available for inspection until the close of the Annual General Meeting at the Company’s registered office: Neathouse Place, London and at the Royal Horticultural Halls, Lindley Hall, Elverton Street, London from 15 minutes before and during the meeting.
Shareholder approval
Under the law in the UK and Australia, shareholder approval of the GESP would not be required where awards of Matched Shares are satisfied through on-market purchases of shares rather than fresh issues of shares. While the Global Employee Share Plan Rules provide future flexibility to enable the Group to issue new shares to participants upon the satisfaction of the Matching Conditions, there is no intention to do so at this time. It is currently intended that the Group’s obligation to provide Matched Shares will be satisfied through on-market purchases of shares rather than fresh issues of shares. Nevertheless, approval is being sought for the purposes of Listing Rule 7.1 of the ASX Listing Rules and in accordance with Rule 9.4 of the UK Listing Authority Rules to give the Board flexibility to satisfy awards of Matched Shares through fresh issues of shares.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.
Items 31 and 32 – Change to maximum aggregate remuneration paid to non-executive Directors in any year
Article 76 of the Articles of Association of BHP Billiton Plc and Rule 76 of the Constitution of BHP Billiton Limited provide that the maximum aggregate remuneration for services that may be paid to all the non-executive Directors of BHP Billiton Plc and BHP Billiton Limited in any year is fixed by shareholders. The maximum aggregate annual remuneration is currently fixed at A$3,000,000. This is the maximum amount that both BHP Billiton Plc and BHP Billiton Limited together may pay to their non-executive Directors in any year as remuneration for services as non-executive Directors. It does not include remuneration for extra services (that is, services which, in the opinion of the Board, are outside the scope of the ordinary duties of a non-executive Director), fees for serving on a committee of the Board, travel, accommodation and other expenses incurred by a Director in attending shareholder, Board or committee meetings or while engaged on the business of BHP Billiton Plc or BHP Billiton Limited or retirement benefits, all of which may be paid in addition. Nor does it include remuneration paid to executive Directors. The current maximum aggregate annual remuneration was fixed by shareholders at A$3,000,000 in May 2001. Since that time the remuneration paid to non-executive Directors has been increased to reflect market conditions and the necessity to attract the calibre of Director able to appropriately contribute to a high-performing Board.
Fees for non-executive Directors are set in US dollars. The Board believes it is appropriate that their aggregate remuneration is denominated in US dollars. The effect of this is to increase the aggregate amount. At current exchange rates the increase is A$981,949.
There are currently 10 non-executive Directors, each of whom is paid an annual base fee of US$110,000 apart from the Chairman who is paid an annual base fee of US$750,000 and the Senior Independent Director of BHP Billiton Plc who is paid an annual base fee of US$135,000. The aggregate annual remuneration currently paid to non-executive Directors is therefore US$1,765,000. At current exchange rates this equates to A$2,342,713. Fees for membership and chairmanship of committees of the Board, a travel allowance and other benefits are paid in addition to this amount. Full details are set out in section 6 of the Remuneration Report, which forms part of the Annual Report.
This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.

14	▲ BHP BILLITON PLC NOTICE OF MEETING 2006

Voting
How to vote
Shareholders can vote by either:
•	attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by appointing a corporate representative to attend and vote; or

•	appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Meeting or by submitting their proxy appointment and voting instructions electronically via the internet or by facsimile or (for shares held through CREST) via the CREST proxy voting system.
Voting in person (or by attorney)
Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.
A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. The appointment must comply with the requirements of section 375 of the United Kingdom Companies Act 1985. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registry.
Voting by proxy
•	A shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

•	The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half of the votes).

•	A proxy need not be a shareholder.

•	The proxy can be either an individual or a body corporate.

•	If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit.

•	Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit.

•	If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

•	Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.

•	Completed proxy forms should be sent to the BHP Billiton Share Registry using the pre-addressed envelope provided with this Notice.

•	To be effective, proxies must be lodged by 10.30 am UK local time on Tuesday, 24 October 2006 for shareholders registered on the principal register in the United Kingdom, or 11.30 am South African local time on Tuesday, 24 October 2006 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.

•	Proxies may be lodged using any of the following methods:
–	by returning a completed proxy form in person or by post to one of the following addresses:

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS13 8FB

United Kingdom

or

BHP Billiton Plc Registrar

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street

PO Box 61051

Johannesburg 2001

South Africa

–	by faxing a completed proxy form to 44 (0) 870 703 6109 for shareholders on the principal register or 27 (0) 11 688 5238 for shareholders on the South African branch register; or

–	by recording the proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility and will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN).
•	The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies given by corporations must be executed in accordance with the United Kingdom Companies Act 1985. Where the appointment of a proxy is signed by the appointer’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at either of the above addresses, or by facsimile, and by 10.30 am UK local time/11.30 am South African local time on Tuesday, 24 October 2006. If facsimile transmission is used, the power of attorney must be certified.
Holders of shares dematerialised into STRATE may return their proxy forms directly to their Central Securities Depository Participant or stockbroker.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 10.30 am on Tuesday 24 October 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

BHP BILLITON PLC NOTICE OF MEETING 2006 ▲	15

Voting continued
CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Shareholders who are entitled to vote
In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders entered in the register of members of BHP Billiton Plc at midnight (London time) on Tuesday 24 October 2006 shall be entitled to vote at the meeting in respect of the number of shares registered in their name at that time. Changes after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.
If you have sold or transferred any or all of your shares, this Notice of Meeting should be passed on to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Documents available for inspection
The register of Directors’ interests in the ordinary shares of BHP Billiton Plc, the terms and conditions of appointment of Directors and a copy of the Global Employee Share Plan Rules will be made available for inspection at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at the Royal Horticultural Halls, Lindley Hall, Elverton Street, London for at least 15 minutes prior to and during the meeting.
By order of the Board
Karen Wood
Group Company Secretary
11 September 2006

16	▲ BHP BILLITON PLC NOTICE OF MEETING 2006